Exhibit 99.2
12 February 2009
James Hardie Industries N.V.
Results for the 3rd Quarter and Nine Months Ended 31 December 2008

	Three Months and Nine Months Ended 31 December
					%	9 Months		9 Months		%
US GAAP — US$ Millions	Q3 FY09		Q3 FY08		Change	FY09		FY08		Change

Net Sales
USA and Europe Fibre Cement		$195.9		$263.9	(26)		$740.6		$931.1	(20)
Asia Pacific Fibre Cement		58.5		77.5	(25)		220.7		224.8	(2)

Total Net Sales		$254.4		$341.4	(25)		$961.3		$1,155.9	(17)
Cost of goods sold		(172.0)		(224.3)	23		(641.7)		(733.1)	12

Gross profit		82.4		117.1	(30)		319.6		422.8	(24)
Selling, general and administrative expenses		(50.8)		(54.3)	6		(158.8)		(167.9)	5
Research & development expenses		(6.3)		(6.4)	2		(20.7)		(19.8)	(5)
Asset impairments		—		(32.4)	—		—		(32.4)	—
Asbestos adjustments		93.6		1.2	—		193.9		(57.8)	—

EBIT		118.9		25.2	—		334.0		144.9	—
Net interest (expense) income		(1.1)		0.8	—		(1.9)		3.3	—

Operating profit before income taxes		117.8		26.0	—		332.1		148.2	—
Income tax expense		(6.8)		(8.9)	24		(66.2)		(72.9)	9

Net operating profit		$111.0		$17.1	—		$265.9		$75.3	—

Earnings per share — diluted (US cents)		25.6		3.9	—		61.3		16.3	—

Volume (mmsf)
USA and Europe Fibre Cement		319.9		445.3	(28)		1,218.3		1,550.0	(21)
Asia Pacific Fibre Cement		97.5		100.4	(3)		301.4		302.9	—

Average net sales price per unit (per mmsf)
USA and Europe Fibre Cement	US$	612	US$	593	3	US$	608	US$	601	1
Asia Pacific Fibre Cement	A$	897	A$	866	4	A$	877	A$	866	1
In this Management’s Analysis of Results, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 13. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent or derived from certain GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos, ASIC expenses and asset impairments”, “EBIT margin excluding asbestos, ASIC expenses and asset impairments”, “Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments”, “Operating profit before income taxes excluding asbestos “ and “Effective tax rate excluding asbestos and tax adjustments” and EBITDA). Unless otherwise stated, results and comparisons are of the 3rd quarter and the nine months of the current fiscal year versus the 3rd quarter and the nine months of the prior fiscal year.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	1

Total Net Sales
Total net sales for the quarter decreased 25% compared to the same quarter of the previous year, from US$341.4 million to US$254.4 million. For the nine months, total net sales decreased 17% from US$1,155.9 million to US$961.3 million.
Net sales from USA and Europe Fibre Cement for the quarter decreased 26% from US$263.9 million to US$195.9 million due to a reduction in sales volume, partially offset by a higher average net sales price. For the nine months, net sales from USA and Europe Fibre Cement decreased 20% from US$931.1 million to US$740.6 million due to decreased sales volume, slightly offset by a higher average net sales price.
Net sales from Asia Pacific Fibre Cement for the quarter decreased 25% from US$77.5 million to US$58.5 million due to unfavourable currency exchange rate movements and a reduction in sales volume, partially offset by a higher average net sales price. For the nine months, net sales from Asia Pacific Fibre Cement decreased 2% from US$224.8 million to US$220.7 million due to unfavourable currency exchange rate movements, slightly offset by a higher average net sales price.
USA and Europe Fibre Cement
Quarter
Net sales decreased 26% from US$263.9 million in the third quarter of the prior fiscal year to US$195.9 million due to decreased sales volume partially offset by a higher average net sales price.
Sales volume decreased 28% from 445.3 million square feet to 319.9 million square feet, primarily due to weaker demand for the company’s products in the US caused by continuing weakness in housing construction activity and deteriorating economic conditions.
The average net sales price increased 3% from US$593 per thousand square feet to US$612 per thousand square feet due to realisation of price increases over the prior period, favourable product mix shift and favourable geographic mix shift.
As announced on 22 May 2008, the company has closed the USA Hardie Pipe business. An insignificant amount of sales related to this business were recorded in the quarter.
Nine Months
Net sales decreased 20% from US$931.1 million to US$740.6 million due to decreased sales volume, slightly offset by a higher average net sales price.
Sales volume decreased 21% from 1,550.0 million square feet to 1,218.3 million square feet, primarily due to weaker demand for the company’s products in the US caused by continuing weakness in housing construction activity and deteriorating economic conditions. Although indicators are suggesting improvements in housing affordability, limited availability of mortgage credit for prospective home buyers and lack of consumer confidence is restricting demand.
The average net sales price increased 1% from US$601 per thousand square feet to US$608 per thousand square feet.
Discussion
Sales in our USA Fibre Cement business declined compared to sales in the corresponding quarter in the previous year, for the sixth consecutive quarter. This was primarily a result of the ongoing weakness in the US housing market, where both new construction and the repair and remodel segments of the market have deteriorated severely.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	2

The US recession that officially began in December 2007 has gathered negative momentum since the middle of 2008 and entered 2009 on a sharp downward trajectory.
According to the National Association of Home Builders (NAHB) housing starts in December 2008 were at a seasonally adjusted annual rate of 550,000, 16% below its revised November 2008 estimate of 651,000 and 45% below December 2007.
Repair and remodelling activity has also declined, although not to the extent of new construction.
Sales volumes decreased 28% in the quarter compared to the same period last year, reflecting a 28% decline in exteriors products and a 21% decline in interiors products. Product demand was lower across all regions except Canada.
Primary demand growth, product mix shift, and optimisation of material usage remain the three main strategic initiatives and progress has been made on all three this year. Primary demand has benefitted as our ColorPlus® range of products has increased its penetration in the northern region of the US and as the product’s availability has been extended into other markets. The increased penetration of complementary products such as Trim, Soffit, and Wrap are also helping to mitigate the impact of the severe downturn in the housing market.
Asia Pacific Fibre Cement
Quarter
Net sales for the quarter decreased 25% from US$77.5 million to US$58.5 million. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a 26% decrease in US dollar net sales, partially offset by a 1% increase in the underlying Australian dollar business results. In Australian dollars, net sales increased 1% due to a 4% increase in average net sales price, partially offset by a 3% decrease in sales volume.
Nine Months
Net sales for the nine months decreased 2% from US$224.8 million to US$220.7 million. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a 3% decrease in US dollar net sales, partially offset by a 1% increase in the underlying Australian dollar business results. In Australian dollars, net sales increased 1% due to a 1% increase in average net sales price and flat sales volume.
Discussion
The Australian Bureau of Statistics data shows total new residential building approvals are down 30% for the three months ended December 2008, compared to the same period of the prior year, as the anticipated boost in activity from the increased First Home Owners Grant and the reduction in interest rates has yet to be realised. A decline in the availability of credit and a heightened level of general economic uncertainty continue to dampen activity.
Within this context, the Australian business delivered a solid performance this quarter. Sales improved, driven by increased focus on the small builder and renovations segments. The Scyon™ range of products continues to build momentum with volumes up 47% compared to the same period in the prior year, and particularly strong volumes in the recently-released Scyon™ Stria™ and Scyon™ Secura™ external flooring products. Sales of core products have also increased.
New Zealand construction continued to decline rapidly, with total residential approvals at a 25-year low. The New Zealand business outperformed the market, assisted by market penetration of its differentiated product range.
In the Philippines, sales volume and net sales increased in local currency compared to the same quarter last year as a result of improved domestic volumes resulting from increased marketing

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	3

activity. However, the business continued to face challenges as export volumes fell due to the global slowdown, and as regional competitors adopted aggressive pricing strategies.
Gross Profit
Quarter
Gross profit decreased 30% from US$117.1 million to US$82.4 million. The gross profit margin decreased 1.9 percentage points from 34.3% to 32.4%.
USA and Europe Fibre Cement gross profit decreased 29% compared to the same quarter last year due to lower sales volume and higher average unit costs, partially offset by a higher average net sales price. The gross profit margin of the USA and Europe Fibre Cement business decreased by 1.5 percentage points.
Asia Pacific Fibre Cement gross profit decreased 32% compared to the same period last year. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 23% of this decrease, while the underlying Australian dollar business results accounted for the remaining 9% decrease. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 3.2 percentage points. In Australian dollars, gross profit decreased 9% primarily due to reduced gross profit performance in the New Zealand business driven by lower sales volumes.
Nine Months
Gross profit decreased 24% from US$422.8 million to US$319.6 million. The gross profit margin decreased 3.4 percentage points from 36.6% to 33.2%.
USA and Europe Fibre Cement gross profit decreased 28% compared to the same period last year due to lower sales volume, higher freight costs and higher average unit costs. The gross profit margin of the USA and Europe Fibre Cement business decreased by 3.9 percentage points.
Asia Pacific Fibre Cement gross profit decreased 3% compared to the same period last year. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 2% of this decrease, while the underlying Australian dollar business results accounted for the remaining 1% decrease. The gross profit margin of the Asia Pacific Fibre Cement business decreased by 0.4 percentage points. In Australian dollars, gross profit decreased 1% as a result of higher average unit costs.
Selling, General and Administrative (SG&A) Expenses
SG&A expenses decreased 6% for the quarter, from US$54.3 million to US$50.8 million. The decrease was primarily due to lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments, partially offset by higher general corporate costs. However, as a percentage of sales, SG&A expenses increased 4.1 percentage points to 20.0%, due to lower net sales.
For the nine months, SG&A expenses decreased 5% from US$167.9 million to US$158.8 million. The decrease was primarily due to lower SG&A spending in the USA and Europe Fibre Cement and Asia Pacific Fibre Cement segments, partially offset by higher general corporate costs. However, as a percentage of sales, SG&A expenses increased 2.0 percentage points to 16.5%, due to lower net sales.
SG&A expenses for the quarter and nine months include non-claims handling related operating expenses of the Asbestos Injuries Compensation Fund (AICF) of US$0.5 million and US$1.4 million, respectively.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	4

ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (ASIC) commenced civil proceedings against JHI NV, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Act/Law connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
As disclosed by the company on 4 September 2008, ASIC has withdrawn its claim against the company for an order that the company execute a deed of indemnity in favour of ABN 60 providing that the company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion, for such amount as ABN 60, or its directors, considered, after giving careful consideration, was necessary to ensure that ABN 60 was able to pay its debts, as and when they fell due, and for such amount as ABN 60, or its directors, reasonably believed was necessary to ensure that ABN 60 remained solvent.
ASIC had previously indicated that its investigations into other related matters continued and may result in further actions, both civil and criminal. However, on 5 September 2008 ASIC stated that ASIC’s investigations and the Commonwealth Director of Public Prosecution’s consideration were complete and that no criminal proceedings were proposed.
The hearing of the proceedings in the Supreme Court of New South Wales commenced on 29 September 2008 before his Honour Justice Gzell. The company presently estimates that the hearing will be completed by the end of the fiscal year 2009 and that Justice Gzell will deliver his judgment in the first quarter of fiscal year 2010.
For the three and nine months ended 31 December 2008, the company has incurred legal costs related to the defence costs, noted as ASIC expenses, of US$5.8 million and US$12.3 million, respectively. For the three and nine months ended 31 December 2007, the company incurred ASIC expenses of US$1.5 million and US$4.6 million, respectively. ASIC expenses are included in SG&A expenses.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the company could become responsible for other amounts in addition to the defence costs. However, at this stage, the company believes that although such amounts are reasonably possible, the amounts, or range of such amounts, are not estimable and, accordingly, as of 31 December 2008, the company has not recorded any related reserves.
Readers are referred to Note 9 of the company’s 31 December 2008 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.
Research and Development Expenses
Research and development expenses include costs associated with “core” research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 13% higher for the quarter at US$4.4 million and 13% higher for the nine months at US$14.0 million, compared to the corresponding period in the prior year.
Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 24% lower for the quarter at US$1.9 million and 9% lower for the nine months at US$6.7 million, compared to the corresponding period in the prior year.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	5

Asbestos Adjustments
The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended Final Funding Agreement (Amended FFA) that was signed with the NSW Government on 21 November 2006 and approved by the company’s security holders on 7 February 2007.
The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the company’s consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the company’s consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date. The company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2008.
The asbestos adjustments for the quarter and nine months ended 31 December 2008 are as follows:

			9 Months	9 Months
US$ Millions	Q3 FY09	Q3 FY08	FY09	FY08

Effect of foreign exchange movements	93.6	1.2	$193.9	$(59.0)

Other adjustments	—	—	—	1.2

Asbestos adjustments	$93.6	$1.2	$193.9	$(57.8)

Readers are referred to Note 8 of the company’s 31 December 2008 Condensed Consolidated Financial Statements for further information on the asbestos adjustments.
EBIT
EBIT for the quarter increased from US$25.2 million to US$118.9 million. EBIT for the quarter includes net favourable asbestos adjustments of US$93.6 million and AICF SG&A expenses of US$0.5 million. For the same period in the prior year, EBIT included net favourable asbestos adjustments of US$1.2 million and AICF SG&A expenses of US$1.0 million, as shown in the table below.
EBIT for the nine months increased from US$144.9 million for the same period last year to US$334.0 million for the current period. EBIT for the nine months includes net favourable asbestos adjustments of US$193.9 million and AICF SG&A expenses of US$1.4 million. For the same period in the prior year, EBIT included net unfavourable asbestos adjustments of US$57.8 million and AICF SG&A expenses of US$2.7 million, as shown in the table below.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	6

	Three Months and Nine Months Ended 31 December
			%	9 Months	9 Months	%
EBIT — US$ Millions	Q3 FY09	Q3 FY08	Change	FY09	FY08	Change

USA and Europe Fibre Cement	$40.3	$63.3	(36)	$167.0	$258.8	(35)
Asia Pacific Fibre Cement	10.5	14.8	(29)	40.4	39.6	2
Research & Development	(4.7)	(4.2)	(12)	(14.7)	(13.1)	(12)
General Corporate	(20.3)	(16.5)	(23)	(51.2)	(47.5)	(8)
Asset Impairments	—	(32.4)	—	—	(32.4)	—
Asbestos adjustments	93.6	1.2	—	193.9	(57.8)	—
AICF SG&A expenses	(0.5)	(1.0)	50	(1.4)	(2.7)	48

EBIT	118.9	25.2	—	334.0	144.9	—

Excluding:

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	—	(193.9)	57.8	—
AICF SG&A expenses	0.5	1.0	(50)	1.4	2.7	(48)
ASIC expenses	5.8	1.5	—	12.3	4.6	—
Asset impairments	—	32.4	—	—	32.4	—

EBIT excluding asbestos, ASIC expenses and asset impairments	$31.6	$58.9	(46)	$153.8	$242.4	(37)

Net sales	$254.4	$341.4	(25)	$961.3	$1,155.9	(17)

EBIT margin excluding asbestos, ASIC expenses and asset impairments	12.4%	17.3%		16.0%	21.0%
USA and Europe Fibre Cement EBIT
USA and Europe Fibre Cement EBIT decreased 36% from US$63.3 million to US$40.3 million for the quarter, and decreased 35% from US$258.8 million to US$167.0 million for the nine months. These decreases were primarily due to reduced gross profit performance in the US, which resulted from lower sales volume and higher average unit manufacturing costs. The higher average unit manufacturing costs were the result of fixed costs being absorbed over significantly reduced volumes. The USA and Europe Fibre Cement EBIT margin was 3.4 percentage points lower at 20.6% for the quarter and was 5.3 percentage points lower at 22.5% for the nine months.
As announced on 22 May 2008, the company has closed the USA Hardie Pipe business. A small EBIT loss related to that business was recorded in the quarter.
Asia Pacific Fibre Cement EBIT
Asia Pacific Fibre Cement EBIT for the quarter decreased 29% from US$14.8 million to US$10.5 million. Unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for 28% of this decrease, while the underlying Australian dollar business results accounted for the remaining 1% decrease. In Australian dollars, Asia Pacific Fibre Cement EBIT for the quarter decreased 1% due to a lower gross margin performance partially offset by lower SG&A expenses. The EBIT margin was 1.2 percentage points lower at 17.9%.
Asia Pacific Fibre Cement EBIT for the nine months increased 2% from US$39.6 million to US$40.4 million. The underlying Australian dollar business results accounted for a 6% increase, partially offset by 4% unfavourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT for the nine months increased 6% due to decreased SG&A expenses. The EBIT margin was 0.7 percentage points higher at 18.3%.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	7

General Corporate Costs
General corporate costs for the quarter increased by US$3.8 million from US$16.5 million to US$20.3 million, primarily due to increased costs associated with the ASIC Proceedings.
For the nine months, general corporate costs increased by US$3.7 million from US$47.5 million to US$51.2 million. For the nine months, the increase was due to higher costs associated with the ASIC Proceedings, which was partially offset by the decrease due to warranty provisions relating to non-US activities of nil compared to US$4.0 million for the same period last year.
Net Interest Income (Expense)
Net interest for the quarter moved from an income of US$0.8 million in the prior corresponding quarter to an expense of US$1.1 million this quarter. The movement was due to interest expense remaining relatively flat while interest income earned by the AICF decreased due to lower average investment and cash balances held.
For the nine months, net interest moved from income of US$3.3 million in the prior year to an expense of US$1.9 million. The movement was primarily due to the higher level of net debt during the nine months compared to the same period in the prior fiscal year and a reduction in the amount of interest income earned by the AICF due to lower average investment and cash balances held.
Income Tax
Income Tax Expense
Income tax expense for the quarter decreased from US$8.9 million to US$6.8 million. For the nine months, income tax expense decreased from US$72.9 million to US$66.2 million. The company’s effective tax rate on earnings excluding asbestos and tax adjustments was 47.2% and 40.3% for the quarter and nine months, respectively, compared to 27.4% and 33.9% for the same quarter and nine months of the prior year. The increase in effective tax rates over last year is attributable to changes in the geographic mix of earnings and expenses.
Tax adjustments
The company recorded favourable tax adjustments of US$4.1 million for the quarter and unfavourable tax adjustments of US$11.9 million for the nine months, compared to unfavourable tax adjustments of US$2.6 million and US$4.2 million for the quarter and nine months in the prior fiscal year, respectively. The tax adjustments made in both fiscal year 2009 and 2008 relate to Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) adjustments.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing is scheduled to take place no later than September 2009.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	8

ATO Settlement
As announced on 12 December 2008, the company and the ATO reached an agreement that finalises tax audits being conducted by the ATO on the company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settles all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concludes ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the company or the ATO, required the company to pay an amount of A$153.0 million (US$101.6 million) in December 2008. Prior to the third quarter the company had provided for the entire A$153.0 million settlement as an uncertain tax provision. As a result, the agreed settlement and subsequent payment of the settlement amount resulted in no income tax expense or benefit in the third quarter of fiscal year 2009.
Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the company announced that the IRS had issued it with a NOPA that concludes that the company does not satisfy the United States-Netherlands Treaty Limitations on Benefits (LOB) provision of the New United States-Netherlands Treaty applicable from early 2006 and that accordingly it is not entitled to beneficial withholding tax rates on payments from the company’s United States subsidiaries to its Netherlands companies. The company does not agree with the conclusions reached by the IRS, and the company intends to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. If the IRS position ultimately were to prevail, the company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after 1 February 2006 by the company’s US subsidiaries to JHI NV or the company’s Dutch finance subsidiary.
On 16 July 2008 the company issued a rebuttal response to the IRS NOPA. On 18 July 2008 the IRS issued a 30 Day Letter that concludes that the company is not in compliance with the LOB provision for calendar years 2006 and 2007 and that it is not entitled to reduced withholding tax rates on payments from the United States to the Netherlands. The 30 Day Letter notice is a formal IRS examination report that requires the company to either agree in full and pay the tax or file a formal, written protest within 30 days of the 30 Day Letter to request consideration of the issues with the Appeals Division of the IRS.
The company filed a formal protest on 18 August 2008 to exercise its rights to an impartial hearing before the Appeals Division of the IRS.
Readers are referred to Note 11 of the company’s 31 December 2008 Condensed Consolidated Financial Statements for further information on income taxes and income tax related issues.
Net Operating Profit
Net operating profit for the quarter increased from US$17.1 million to US$111.0 million. Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 56% from US$37.8 million to US$16.5 million as shown in the table below.
For the nine months, net operating profit increased from US$75.3 million to US$265.9 million. Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments decreased 43% from US$156.8 million to US$89.7 million as shown in the table below.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	9

	Three Months and Nine Months Ended 31 December
				9 Months	9 Months
Net Operating Profit — US$ millions	Q3 FY09	Q3 FY08	% Change	FY09	FY08	% Change
Net operating profit	$111.0	$17.1	—	$265.9	$75.3	—

Excluding:

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	—	(193.9)	57.8	—
Tax expense related to asbestos adjustments	—	—	—	—	0.4	—
AICF SG&A expenses	0.5	1.0	(50)	1.4	2.7	(48)
AICF interest income	(1.6)	(2.8)	43	(4.8)	(7.0)	31

ASIC expenses (net of tax)	4.3	1.1	—	9.2	3.4	—

Asset impairments (net of tax)	—	20.0	—	—	20.0	—

Tax adjustments	(4.1)	2.6	—	11.9	4.2	—

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$16.5	$37.8	(56)	$89.7	$156.8	(43)
Liquidity and Capital Resources
The company has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on its short-term or long-term liquidity. The company anticipates it will have sufficient funds to meet its planned working capital and other expected cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any additional requirements will be met from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.
Excluding restricted cash, the company had cash and cash equivalents of US$58.4 million as of 31 December 2008. At that date, it also had credit facilities totalling US$498.3 million, of which US$298.2 million was drawn. The credit facilities are all uncollateralised and consist of the following:

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	10

	At 31 December 2008
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	2.95%	$68.3	$47.2

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.78%	50.0	50.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	2.40%	245.0	201.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$498.3	$298.2

Our credit facilities as of 31 December 2008 consisted of 364-day facilities in the amount of US$68.3 million which as of 31 December 2008, mature in June 2009. We are aware that US$13.3 million of these facilities will not be extended. We have requested extensions of the maturity date of the remaining US$55.0 million of these credit facilities to December 2009.
In November 2008, we agreed to terms on a new 364-day facility for US$50.0 million. This facility became available to us in November 2008 and matures in November 2009.
At 31 December 2008, the company had net debt of US$239.8 million, an increase of US$10.7 million from net debt of US$229.1 million at 31 March 2008. The weighted average remaining term of the total credit facilities, US$498.3 million at 31 December 2008, was 1.8 years.
In July 2006, pursuant to an agreement negotiated with the ATO and in accordance with the ATO Receivables Policy, the company made a payment of A$184.0 million (US$127.4 million) along with the provision of a guarantee from JHI NV in favour of the ATO for the unpaid balance of the 1999 amended assessment issued to RCI. The company has also agreed to pay general interest charges (GIC) accruing on the unpaid balance of the assessment in arrears on a quarterly basis. Even if the company is ultimately successful in its appeal and the cash deposit is refunded, the procedural requirement to post a cash deposit and pay ongoing payments of accruing GIC pending the outcome of the appeal could materially and adversely affect the company’s financial position and liquidity in the intervening period. See “ATO — 1999 Disputed Amended Assessment” above for further information on the ATO amended assessment.
If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments or take other measures to conserve cash in order to meet its future cash flow requirements. The company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities, anticipated future net operating cash flows and proposed new facilities.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	11

Cash Flow
Operating cash flow for the nine months ended 31 December 2008 decreased from US$279.4 million in the corresponding period to US$25.3 million. The decrease was driven primarily by the ATO settlement payment, described above, of US$101.6 million, the quarterly installment payments to the AICF totaling US$50.7 million and the reduced contribution from the USA and Europe Fibre Cement business. Excluding the ATO settlement payment, US$101.6 million, and the payments to the AICF, US$50.7 million, operating cash flows were US$177.6 million for the nine months ended 31 December 2008.
Capital expenditures for the purchase of property, plant and equipment for the nine months ended 31 December 2008 decreased from US$28.7 million to US$16.8 million. The company anticipates capital expenditures throughout fiscal year 2009 to be lower compared to the previous fiscal year.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5246
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Management’s Analysis of Results forms part of a package of information about James Hardie’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with a webcast of the presentation on 12 February 2009, are available from the Investor Relations area of the James Hardie website at www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2008 with the SEC on 8 July 2008.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the Investor Relations area of the company’s website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	12

Definitions
Financial Measures — US GAAP equivalents
EBIT and EBIT margin — EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit — is equivalent to the US GAAP measure of income.
Net operating profit — is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf — million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf — thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio — Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover — EBIT divided by net interest expense.
Net interest paid cover — EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback — Net debt (cash) divided by cash flow from operations.
Net debt (cash) — short-term and long-term debt less cash and cash equivalents.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	13

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments — EBIT and EBIT margin excluding asbestos, ASIC expenses and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$118.9	$25.2	$334.0	$144.9

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	(193.9)	57.8
AICF SG&A expenses	0.5	1.0	1.4	2.7
ASIC expenses	5.8	1.5	12.3	4.6
Asset impairments	—	32.4	—	32.4

EBIT excluding asbestos, ASIC expenses and asset impairments	31.6	58.9	153.8	242.4
Net Sales	$254.4	$341.4	$961.3	$1,155.9
EBIT margin excluding asbestos, ASIC expenses and asset impairments	12.4%	17.3%	16.0%	21.0%

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments — Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit	$111.0	$17.1	$265.9	$75.3

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	(193.9)	57.8
AICF SG&A expenses	0.5	1.0	1.4	2.7
AICF interest income	(1.6)	(2.8)	(4.8)	(7.0)
Tax expense related to asbestos adjustments	—	—	—	0.4
ASIC expenses (net of tax)	4.3	1.1	9.2	3.4
Asset impairments (net of tax)	—	20.0	—	20.0
Tax adjustments	(4.1)	2.6	11.9	4.2

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$16.5	$37.8	$89.7	$156.8

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	14

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments — Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Net operating profit excluding asbestos, ASIC expenses, asset impairments and tax adjustments	$16.5	$37.8	$89.7	$156.8
Weighted average common shares outstanding — Diluted (millions)	433.5	451.8	433.5	462.8

Diluted earnings per share excluding asbestos, ASIC expenses, asset impairments and tax adjustments (US cents)	3.8	8.4	20.7	33.9

Effective tax rate excluding asbestos and tax adjustments — Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

Operating profit before income taxes	$117.8	$26.0	$332.1	$148.2

Asbestos:
Asbestos adjustments	(93.6)	(1.2)	(193.9)	57.8
AICF SG&A expenses	0.5	1.0	1.4	2.7
AICF interest income	(1.6)	(2.8)	(4.8)	(7.0)

Operating profit before income taxes excluding asbestos	$23.1	$23.0	$134.8	$201.7

Income tax expense	(6.8)	(8.9)	(66.2)	(72.9)
Tax expense related to asbestos adjustments	—	—	—	0.4
Tax adjustments	(4.1)	2.6	11.9	4.2

Income tax expense excluding asbestos and tax adjustments	(10.9)	(6.3)	(54.3)	(68.3)

Effective tax rate excluding asbestos and tax adjustments	47.2%	27.4%	40.3%	33.9%

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	15

EBITDA — is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q3	Q3	9 Months	9 Months
US$ Millions	FY 2009	FY 2008	FY 2009	FY 2008

EBIT	$118.9	$25.2	$334.0	$144.9
Depreciation and am ortisation	13.0	14.4	41.6	42.1

EBITDA	$131.9	$39.6	$375.6	$187.0

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	16

Supplemental Financial Information
James Hardie’s management measures its operating performance and analyses year-over-year changes in operating results with and without the effect of the net Amended FFA liability recorded in the fourth quarter of fiscal year 2006 and believes that security holders will do the same.
As set forth in Note 8 of the 31 December 2008 Condensed Consolidated Financial Statements, the net Amended FFA liability, while recurring, is based on periodic actuarial determinations, claims experience and currency fluctuations. It has no relation to the results of the company’s operations. Accordingly, management believes that the following information is useful to it and investors in evaluating ongoing operating financial performance.
The following tables are considered non-GAAP and are not intended to be used or viewed in any respect as substitutes for the company’s GAAP consolidated financial statements. These non-GAAP measures should only be viewed as a supplement to reported GAAP financial statements, and, in all cases, the corresponding GAAP amounts are shown on the same line as the non-GAAP measure, to avoid any possible confusion.
The following tables should be read in conjunction with JHI NV’s financial statements and related notes contained in the company’s 31 December 2008 Condensed Consolidated Financial Statements.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	17

James Hardie Industries N.V.
Consolidated Balance Sheet
31 December 2008
(unaudited)

	Total Fibre Cement
	Operations — excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

ASSETS
Current assets
Cash and cash equivalents	$258.7	$(200.3)	$58.4
Restricted cash and cash equivalents	5.2	—	5.2
Restricted cash and cash equivalents — Asbestos	—	18.4	18.4
Restricted short-term investments — Asbestos	—	54.7	54.7
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million	88.8	0.1	88.9
Inventories	145.2	—	145.2
Prepaid expenses and other current assets	24.9	0.2	25.1
Insurance receivable — Asbestos	—	10.6	10.6
Workers’ compensation — Asbestos	—	5.2	5.2
Deferred income taxes	24.3	—	24.3
Deferred income taxes — Asbestos	—	12.4	12.4

Total current assets	547.1	(98.7)	448.4
Property, plant and equipment, net	706.8	0.7	707.5
Insurance receivable — Asbestos	—	133.1	133.1
Workers’ compensation — Asbestos	—	59.3	59.3
Deferred income taxes	17.8	—	17.8
Deferred income taxes — Asbestos	—	288.5	288.5
Deposit with Australian Taxation Office	170.7	—	170.7
Other assets	1.7	—	1.7

Total assets	$1,444.1	$382.9	$1,827.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$105.1	$0.8	$105.9
Short-term debt	97.2	—	97.2
Accrued payroll and employee benefits	32.8	0.1	32.9
Accrued product warranties	6.3	—	6.3
Income taxes payable	82.3	(21.1)	61.2
Asbestos liability	—	59.4	59.4
Workers’ compensation — Asbestos	—	5.2	5.2
Other liabilities	20.1	—	20.1

Total current liabilities	343.8	44.4	388.2
Long-term debt	201.0	—	201.0
Deferred income taxes	88.6	—	88.6
Accrued product warranties	14.7	—	14.7
Asbestos liability	—	1,068.1	1,068.1
Workers’ compensation — Asbestos	—	59.3	59.3
Other liabilities	42.1	2.5	44.6

Total liabilities	690.2	1,174.3	1,864.5

Commitments and contingencies
Shareholders’ equity (deficit)
Common stock	219.7	—	219.7
Additional paid-in capital	24.2	—	24.2
Retained earnings (accumulated deficit)	554.5	(777.7)	(223.2)
Common stock in treasury	(4.0)	—	(4.0)
Accumulated other comprehensive income (loss)	(40.5)	(13.7)	(54.2)

Total shareholders’ equity (deficit)	753.9	(791.4)	(37.5)

Total liabilities and shareholders’ equity (deficit)	$1,444.1	$382.9	$1,827.0

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	18

James Hardie Industries N.V.
Consolidated Statement of Operations
For the nine months ended 31 December 2008
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Net Sales
USA Fibre Cement	$740.6	$—	$740.6
Asia Pacific Fibre Cement	220.7	—	220.7
Other	—	—	—

Net Sales	961.3	—	961.3
Cost of goods sold	(641.7)	—	(641.7)

Gross profit	319.6	—	319.6
Selling, general and administrative expenses	(157.4)	(1.4)	(158.8)
Research and development expenses	(20.7)	—	(20.7)
Asbestos adjustments	—	193.9	193.9

EBIT	141.5	192.5	334.0
Net Interest (expense) income	(6.7)	4.8	(1.9)

Operating profit before income taxes	134.8	197.3	332.1
Income tax expense	(66.2)	—	(66.2)

Net Operating Profit	$68.6	$197.3	$265.9

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	19

James Hardie Industries N.V.
Consolidated Statement of Cash Flows
For the nine months ended 31 December 2008
(unaudited)

	Total Fibre
	Cement
	Operations-
	excluding
	Asbestos	Asbestos
US$ Millions	Compensation	Compensation	As Reported

Cash Flows from Operating Activities
Net Income	$68.6	$197.3	$265.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	41.6	—	41.6
Deferred income taxes	(26.6)	—	(26.6)
Prepaid pension cost	0.7	—	0.7
Stock-based compensation	5.2	—	5.2
Asbestos adjustments	—	(193.9)	(193.9)
Other	0.2	—	0.2
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	(0.2)	55.9	55.7
Payment to the AICF	—	(50.7)	(50.7)
Accounts and notes receivable	33.9	0.3	34.2
Inventories	28.7	—	28.7
Prepaid expenses and other current assets	1.2	0.2	1.4
Insurance receivable — Asbestos	—	16.5	16.5
Accounts payable and accrued liabilities	3.2	(0.9)	2.3
Asbestos liability	—	(75.4)	(75.4)
Deposit with Australian Taxation Office	(8.5)	—	(8.5)
ATO settlement payment	(101.6)	—	(101.6)
Other accrued liabilities and other liabilities	29.6	—	29.6

Net cash provided by (used in) operating activities	$76.0	$(50.7)	$25.3

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(16.8)	—	(16.8)

Net cash used in investing activities	$(16.8)	$—	$(16.8)

Cash Flows from Financing Activities
Proceeds from short term borrowings	7.2	—	7.2
Proceeds from long term borrowings	26.5	—	26.5
Proceeds from issuance of shares	0.1	—	0.1
Dividends paid	(34.6)	—	(34.6)

Net cash used in financing activities	$(0.8)	$—	$(0.8)

Effects of exchange rate changes on cash	15.3	—	15.3

Net increase in cash and cash equivalents	73.7	(50.7)	23.0
Cash and cash equivalents at beginning of period	35.4	—	35.4

Cash and cash equivalents at end of period	$109.1	$(50.7)	$58.4

Components of Cash and Cash Equivalents
Cash at bank and on hand	69.5	(50.7)	18.8
Short-term deposits	39.6	—	39.6

Cash and cash equivalents at end of period	$109.1	$(50.7)	$58.4

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	20

Disclaimer
This Management’s Analysis of Results contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of our results of operations or financial condition;

•	statements concerning our corporate and tax domiciles and potential changes to them;

•	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim,” “will,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied be these forward-looking statements. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; the concentration of James Hardie’s customer base on large format retail customers, distributors and dealers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the effect of natural disasters; changes in our key management personnel; and all other risks identified in our reports filed or furnished with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results and events.

Management’s Analysis of Results: James Hardie — 3rd Quarter and Nine Months FY09	21